UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) February 27, 2003

First Midwest Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-10967**	**36-3161078**
(State or other jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

300 Park Boulevard, Suite 405, Itasca, Illinois	**60143**
(Address of principal executive offices)	(Zip Code)

(630) 875-7450
(Registrant's telephone number, including area code)

N/A
(Former name and address, if changed since last report)

FIRST MIDWEST BANCORP, INC.
FORM 8-K
February 27, 2003

Item 7. Financial Statements and Exhibits

(a) and (b) not applicable

(c) Exhibit Index:

99   Press Release issued by First Midwest Bancorp, Inc. dated February 27, 2003.

Item 9. Regulation FD Disclosure

On February 27, 2003, First Midwest Bancorp, Inc. issued a press release announcing its participation in the Midwest 2003 Raymond James & Associates Institutional Investors Conference. This press release, dated February 27, 2003, is attached as Exhibit 99 to this report.

The following Items are not applicable for this Form 8-K:

Item 1.   Changes in Control of Registrant

Item 2.   Acquisition or Disposition of Assets

Item 3.   Bankruptcy or Receivership

Item 4.   Changes in Registrant's Certifying Accountant

Item 5.   Other Events and Regulation FD Disclosure

Item 6.   Resignations of Registrant's Directors

Item 8.   Change in Fiscal Year

Item 12.   Disclosure of Results of Operations and Financial Condition

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


First Midwest Bancorp, Inc.
_____
(Registrant)


Date: February 27, 2003   /s/ MICHAEL L. SCUDDER
                                           _____
                                           Michael L. Scudder
                                           Executive Vice President

Exhibit 99

News Release

First Midwest Bancorp
300 Park Blvd., Suite 405
P.O. Box 459
Itasca, Illinois 60143-9768
(630) 875-7450

[LOGO] First Midwest Bancorp, Inc.

FOR IMMEDIATE RELEASE

CONTACT: **Steven H. Shapiro**
(630) 875-7345
www.firstmidwest.com

TRADED: **Nasdaq**
SYMBOL: **FMBI**

FIRST MIDWEST TO PARTICIPATE IN
RAYMOND JAMES & ASSOCIATES 24TH ANNUAL
INSTITUTIONAL INVESTORS CONFERENCE

ITASCA, IL., FEBRUARY 27, 2003 – First Midwest Bancorp, Inc. **(Nasdaq: FMBI)** today announced that it will be participating in the Raymond James & Associates 24th Annual Institutional Investors Conference to be held in Orlando, Florida on March 3 - 5, 2003. John M. O'Meara, First Midwest's President and Chief Executive Officer, is scheduled to present at the Conference on March 4th at 8:05 AM (EST). Interested individuals may listen to the live webcast of the presentation by accessing http://customer.nvglb.com/RaymondJames/Institutional/. For those unable to attend the live broadcast, a replay will be available on the aforementioned website for approximately 7 days following the presentation. A copy of the slides used in the presentation is also available by accessing the Investor Relations section of the Company's website, *www.firstmidwest.com.*

With assets of approximately $6.0 billion, First Midwest is the largest independent and one of the overall largest banking companies in the highly attractive suburban Chicago banking market. As the premier independent suburban Chicago banking company, First Midwest provides commercial banking, trust, investment management and related financial services to a broad array of customers through 70 offices located in more than 40 communities primarily in northern Illinois.

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